UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Padlist, Inc.

Legal status of issuer

> **Form**
> C-Corporation

> ***Jurisdiction of Incorporation/Organization***
> Delaware

> ***Date of organization***
> October 24, 2019

Physical address of issuer
10032 Elizabeth Crest Lane, Charlotte, North Carolina 28277

Website of issuer
www.padlist.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Series Seed Preferred Stock

Target number of Securities to be offered
4,092

Price (or method for determining price)
$6.11 per share of Series Seed Preferred Stock

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
January 24, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$87,817	$142,130
Cash & Cash Equivalents	$32,762	$50,290
Accounts Receivable	$32,804	$51,804
Short-term Debt	$243,702	$264,157
Long-term Debt	N/A	N/A
Revenues/Sales	$289,380	$362,341
Cost of Goods Sold	$166,019	$171,366
Taxes Paid	N/A	N/A
Net Income	($38,827)	($73,571)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
November 8, 2019

Padlist, Inc.



Up to $1,070,000 of Preferred Stock

Padlist, Inc. ("Padlist", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Series Seed Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by January 24, 2020. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $600,000 under the Combined Offerings (the "Closing Amount") by January 24, 2020, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by January 17, 2020 will be permitted to increase their subscription amount at any time on or before January 24, 2020 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after January 17, 2020. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to January 24, 2020, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to

identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29, 2020.

Once posted, the annual report may be found on the Company's website at www.padlist.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: seedinvest.com/padlist

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Padlist, Inc. is a Delaware C-Corporation, formed on October 24, 2019.

The Company is located at 10032 Elizabeth Crest Lane, Charlotte, North Carolina 28277.

The Company's website is www.padlist.com.

The Company previously operated as a Florida Limited Liability Company under the name Padfinders LLC. Padfinders LLC was formed on November 17, 2009 and reincorporated in Delaware as a C-Corporation on October 24, 2019.

The Company currently has 2 full time employees and 5 full time contractors. The Company is in the process of converting the 5 contractors to employees.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under seedinvest.com/padlist and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Preferred Stock being offered	$25,000
Maximum amount of Preferred Stock	$1,070,000
Purchase price per Security	$6.11
Minimum investment amount per investor	$1,000
Offering deadline	January 24, 2020
Use of proceeds	See the description of the use of proceeds on pages 11 and 12 hereof.
Voting Rights	See the description of the voting rights on pages 13, 15, 16 and 17.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The online real estate market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company forecasts project aggressive growth post-raise. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan. In order to achieve near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. If that is the case, there is no guarantee that the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, then it may not be able to execute its business plan, its continued operations may be jeopardized and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company's expenses will significantly increase as they seek to execute their current business model. They will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company does not currently hold any intellectual property and they may not be able to obtain such intellectual property. Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company has not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from the pending applications. Finally, in addition to those who may claim priority, any patents that issue from the patent applications may also be challenged by competitors on the basis that they are otherwise invalid or unenforceable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Blake and Lindsay Van Leer. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of the Company's key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company's principal shareholders own voting control of the Company. The Company's current officers, directors, founders, and principal shareholders currently own a total of 950,000 shares of its Common Stock or 100% of the total issued and outstanding capital stock of the Company. The principal shareholders will own a majority of the Company's Common Stock following the Offering. These shareholders are able to exercise significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of the Company's common stock. This concentration of ownership may not be in the best interests of all shareholders.

The Company's founders and executive officers, Blake Van Leer and Lindsay Van Leer, are married. This could introduce unique risks, given the idiosyncrasies of interpersonal relationships. Interpersonal issues such as divorce or severe disruption in a familial relationship could disrupt the day-to-day operation of the business, and could negatively impact the financial position of the Company.

The Company does not have employment contracts in place with its employees. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if any employee were to leave Padlist, Inc., the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into. The Company has confirmed that there are Non-Disclosure Agreements in place.

The Company's cash position is relatively weak. The Company currently has roughly $13,968.96 in cash balances as of October 31, 2019. This equates to about 3 months of runway post-raise. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company has conducted related party transactions. Beginning in 2015, the Company has advanced various amounts to its managing members and companies owned by the managing members with no stated interest rate. Advances are due on demand. The balances receivable at December 31, 2018 and 2017 totaled $22,251 and $38,046, respectively. Since the Company's inception, a member of the Company and a relative of the members of the Company have loaned money to the Company with no stated interest rate. The balance due as of December 31, 2018 and 2017 is $29,009 and $39,009, respectively. No interest expense was recorded on these balances during the years ended December 31, 2018 or 2017. Advances are due on demand.

During the years ended December 31, 2018 and 2017, the Company made guaranteed payments to the managing members for their management services totaling $6,041 and $53,746, respectively, that is included in general and administrative expenses on the statement of operations and members' deficit.

The Company rents office space on a month-to-month basis from a Company owned by one of its members. Total related rent expense of $0 and $8,735 is recorded in general and administrative expenses for the years ended December 31, 2018 and 2017, respectively.

Subsequent to December 31, 2018, the Company has advanced an additional $3,600 to related parties and received repayment of $2,000 of the amounts due from related parties. The Company has evaluated subsequent events that occurred after December 31, 2018 through October 3, 2019, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

The Company has not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The company is subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

Risks Related to the Securities

The Series Seed Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed Preferred Stock. Because the Series Seed Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series Seed Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 90.3% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the shares of preferred stock may be subject to dilution. Non-Major Purchasers (as defined below) of preferred stock do not have preemptive rights. If the Company conducts subsequent offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, Purchasers may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business
"The smarter way to find and list pads." By combining smart technology, data transparency and local experts, Padlist moves away from the static vibe of current real estate search platforms to connect landlords and renters faster and easier.

Business Plan
When the co-founders of Padlist were moving to a new city, it was a real challenge trying to learn the neighborhoods and find the perfect place at an ideal price. They realized an opportunity to capitalize on an underserved market. Today, they are looking to grow their current business by improving and speeding up the moving process with Padlist's smart technology.

Industry Problem

Renters and landlords need an easier and faster way to find each other. However, data is limited, images look different from reality, and renters lack access to local info and vendors that could help make their move more seamless.

Padlist Solution

Padlist connects renters and landlords easier and faster. Renters are empowered with options - they can work with a local expert, or use Padlist's AI and drone technology platform to match with homes online. Landlords receive lead value with qualified referral generation. Padlist creates additional revenue streams, and benefits communities, by connecting renters to local resources through an interactive data map and vendor lists.

Business Model

Industry rates are approx. $1000-$2500+/mo subscription fee. Padlist charges multi-family buildings (25+ units) a 3 tiered monthly subscription fee ($250 | $500 | $700). Plus, receives additional revenue streams: 1) Private Landlords: Free to list, pay premium to upgrade; 2) Renters: Application fee; 3) Affiliate + advertising revenue; 4) Not just a lead gen/advertising site, Padlist is also a data company.

Litigation
None

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,750, towards offering expenses;
- If the Company raises the Closing Amount, it will use 9.17% of the proceeds, or $55,000, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.43% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Technology	35%	35%	35%
Operating/HR	35%	35%	35%

Marketing	15%	15%	15%
Advertising	15%	15%	15%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Blake Van Leer	CEO	CEO of Padlist: Responsible for long term and short term company strategies, goals and growth; product-market-fit process; team culture; brand development; data analytics; lead generation; PR; marketing and advertising; B2B; industry development/competitive market landscape/expansion opportunities; fund raising; social responsibility
Lindsay Van Leer	COO	COO of Padlist: Responsible for the design and implementation of technology, business strategies, plans, procedures and sales; develop company policies to promote culture and vision; oversees operations of the company and work of executives (IT, Marketing, Sales, Finance); Analyze and interpret data/metrics to evaluate performance of company and team; assists CEO in fundraising ventures, expansion activities and social responsibility

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	AntiDilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	950,000	N/A	N/A	N/A	90.3%	

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Convertible Note	Private Investor	$150,000 in Principal	8% and due on demand	N/A	N/A	On Demand	All Principal and Interest Converts on Closing of this financing at a 30% discount to the round price

Ownership

A majority of the Company is owned by a few individuals. Those individuals are Lindsay and Blake Van Leer, as Tenants in the Entirety.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Lindsay and Blake Van Leer, as Tenants in the Entirety	Common Stock	90.3%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Padlist, Inc. is a Delaware C-Corporation, formed on October 24, 2019, and previously operated as Padfinders LLC.

Padfinders LLC was organized in the state of Florida on November 17, 2009 as Rentals Gone Wild, LLC and changed its name during the year ended December 31, 2017. The financial statements of Padfinders LLC (which may be referred to as "Padfinders", the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $13,968.96 in cash on hand as of October 31, 2019 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $8,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years: None.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series Seed Preferred Stock Investment Agreement and the investor proxy agreement (if a Non-Major Purchaser).

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $600,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series Seed Preferred Stock to accredited investors on substantially the same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $50,000 or greater in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:
*   greater information and inspection rights
*   if there is a next financing, they will receive the more favorable rights, if any, of Major Purchasers in the next financing
*   a right of first refusal for the transfer of common stock by a key holder, if the Company does not exercise that right.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to those for the Series Seed Preferred Stock

Rights and Preferences
None

Previously Issued Preferred Stock
None

Series Seed Preferred Stock

Dividend Rights

Holders of Series Seed Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
So long as at least 25% of the original number of Series Seed Preferred Stock is outstanding, holders of Series Seed Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Series Seed Preferred Stock voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series Seed Preferred Stock.

The Series Seed Preferred holders, together with holders of common stock, may designate one person to serve on the Company's board of directors who is not (i) an employee or a holder of common stock of the Company, (ii) a family member or personal friend of an employee or a holder of common stock of the Company, or (iii) an employee of a person controlled by an employee or a holder of common stock of the Company, as described in the certificate of incorporation.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series Seed Preferred Stock will be entitled to receive the greater of 1 times the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights
The Series Seed Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Series Seed Preferred Stock Investment Agreement
Under the Series Seed Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series Seed Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is right a first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Series Seed Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

All Non-Major Purchasers of Series Seed Preferred Stock will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series Seed Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

What it means to be a minority holder
As an investor in Series Seed Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution
Even once the Series Seed Preferred Stock converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE,

OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Series Seed Preferred Stock.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Beginning in 2015, the Company has advanced various amounts to its managing members and companies owned by the managing members with no stated interest rate. Advances are due on demand. The balances receivable at December 31, 2018 and 2017 totaled $22,251 and $38,046, respectively.

Since the Company's inception, a member of the Company and a relative of the members of the Company have loaned money to the Company with no stated interest rate. The balance due as of December 31, 2018 and 2017 is $29,009 and $39,009, respectively. No interest expense was recorded on these balances during the years ended December 31, 2018 or 2017. Advances are due on demand.

During the years ended December 31, 2018 and 2017, the Company made guaranteed payments to the managing members for their management services totaling $6,041 and $53,746, respectively, that is included in general and administrative expenses on the statement of operations and members' deficit.

The Company rents office space on a month-to-month basis from a Company owned by one of its members. Total related rent expense of $0 and $8,735 is recorded in general and administrative expenses for the years ended December 31, 2018 and 2017, respectively.

Subsequent to December 31, 2018, the Company has advanced an additional $3,600 to related parties and received repayment of $2,000 of the amounts due from related parties. The Company has evaluated subsequent events that occurred after December 31, 2018 through October 3, 2019, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure

None

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series Seed Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already

done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
 (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
 (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
 (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
 (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
 (5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
 1. To the Company that sold the Securities
 2. To an accredited investor
 3. As part of an Offering registered with the SEC (think IPO)
 4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Blake Van Leer
_____

(Signature)

Blake Van Leer
_____

(Name)

Chief Executive Officer
_____

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Blake Van Leer
_____

(Signature)

Blake Van Leer
_____

(Name)

Chief Executive Officer
_____

(Title)

November 8, 2019
_____

(Date)

/s/Lindsay Van Leer
_____

(Signature)

Lindsay Van Leer
_____

(Name)

Chief Operating Officer
_____

(Title)

November 8, 2019
_____

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

PADFINDERS LLC

FINANCIAL STATEMENTS (UNAUDITED)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

Together with
Independent Accountants' Review Report

dbbmckennon

Certified Public Accountants

Registered Firm - Public Company Accounting Oversight Board

Padfinders LLC
Index to Financial Statements
(unaudited)



dbbmckennon
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

The Management and Members
Padfinders LLC
Charlotte, North Carolina

We have reviewed the accompanying financial statements of Padfinders LLC (the "Company"), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations and members' deficit, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

dbbMcKennon

October 3, 2019

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 **P:** 949.200.3280 **F:** 949.200.3281 www.dbbmckennon.com
Santa Monica Newport Beach San Diego

PADFINDERS LLC
BALANCE SHEETS
(unaudited)

		December 31, 2018		December 31, 2017
Assets				
Current assets:				
Cash	$	32,762	$	50,290
Accounts receivable, net		32,804		51,804
Advances to related parties		22,251		38,046
Other current assets		-		1,990
Total current assets		87,817		142,130
Property and equipment, net		2,310		4,885
Other assets		5,346		7,740
Total assets	$	95,473	$	154,755
Liabilities and Members' Deficit				
Current liabilities:				
Accounts payable	$	38,540	$	62,124
Accrued liabilities		26,153		13,024
Note payable		150,000		150,000
Due to related parties		29,009		39,009
Total current liabilities		243,702		264,157
Commitments and contingencies (Note 7)		-		-
Members' deficit:				
Members' deficit		(148,229)		(109,402)
Total members' deficit		(148,229)		(109,402)
Total liabilities and members' deficit	$	95,473	$	154,755

See accompanying independent accountants' review report and notes to the financial statements

PADFINDERS LLC
STATEMENTS OF OPERATIONS AND MEMBERS' DEFICIT
(unaudited)

	December 31, 2018	December 31, 2017
Revenues	$ 289,380	$ 362,341
Cost of revenues	166,019	171,366
Gross profit	123,361	190,975
Operating expenses:		
General and administrative	133,797	230,792
Sales and marketing	9,719	19,005
Total operating expenses	143,516	249,797
Operating loss	(20,155)	(58,822)
Other expense (income):		
Interest expense	18,672	14,749
Total other expense (income)	18,672	14,749
Net loss	$ (38,827)	$ (73,571)
Beginning members' deficit	(109,402)	(35,831)
Ending members' deficit	$ (148,229)	$ (109,402)

See accompanying independent accountants' review report and notes to the financial statements

3

PADFINDERS LLC
STATEMENTS OF CASH FLOWS
(unaudited)

	December 31, 2018	December 31, 2017
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (38,827)	$ (73,571)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	4,914	4,914
Changes in operating assets and liabilities:		
Accounts receivable	19,000	(13,811)
Other current assets	1,990	(1,604)
Accounts payable	(23,584)	1,191
Accrued liabilities	13,129	2,191
Net cash used in operating activities	(23,378)	(80,690)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	-	(5,218)
Advances to related parties	-	(11,464)
Purchase of intangible assets	-	(7,087)
Repayments received on advances to related parties	5,795	-
Deposits and other	55	-
Net cash provided by (used in) investing activities	5,850	(23,769)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayments on amounts due to related parties	-	(15,000)
Proceeds from notes payable	-	150,000
Net cash provided by financing activities	-	135,000
Increase (decrease) in cash and cash equivalents	(17,528)	30,541
Cash and cash equivalents, beginning of year	50,290	19,749
Cash and cash equivalents, end of year	$ 32,762	$ 50,290
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ 6,672	$ 8,749
Cash paid for income taxes	$ -	$ -
Non cash investing and financing activities:		
Repayment of amounts due to related parties through relief of advances to related parties	$ 10,000	$ -

See accompanying independent accountants' review report and notes to the financial statements

NOTE 1 – BUSINESS AND NATURE OF OPERATIONS

Padfinders LLC was organized in the state of Florida on November 17, 2009 as Rentals Gone Wild, LLC and changed its name during the year ended December 31, 2017. The financial statements of Padfinders LLC (which may be referred to as "Padfinders", the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company is a marketing and advertising business. It provides performance-based marketing services to multi-family management companies by matching potential renters to rental buildings through the use of local experts and an online web platform. The Company also provides affiliate advertising services, targeting renters and apartment buildings. The Company operates primarily in the Washington, D.C.-metropolitan area and larger cities in the southeastern United States. In 2019, the Company began doing business as "Padlist", and now also provides subscription-based marketing services to landlords using an enhanced technology platform to connect landlords and renters faster and easier throughout the United States. The Company is in the process of changing to a Delaware C Corporation and its name to Padlist, Inc.

Management's Plans
The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. During the years ended December 31, 2018 and 2017, the Company has incurred net losses and used cash in operations. This was partially a result of management's decision to pause its focus on sales growth as the Company shifted attention to fundraising, establishing a national growth strategy, and increasing revenues for 2019.

During the next 12 months, the Company intends to fund its operations through cash from operations as well as the sale of equity and/or debt securities. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of planned operations, which could harm the business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with accounting principles U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable and Revenue Recognition
The Company recognizes revenue on fees due from multi-family management companies for performance-based marketing services when (a) persuasive evidence that an agreement exists; (b) the services have been delivered; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured. This occurs when the Company's name is listed as the marketing referral source on the multi-family management company's guest card and/or rental application, and the customer moves in to the apartment. Advertising, web marketing and consulting revenue are recorded at the completion of a project. The Company defers revenue where the earnings process is not yet complete.

Management provides for the possible inability to collect accounts receivable by recording an allowance for doubtful accounts. Accounts are charged to the allowance as they are deemed uncollectible based upon a periodic review of the accounts. As of December 31, 2018 and 2017, no allowance for doubtful accounts was determined to be necessary.

Property and Equipment
Property and equipment consists solely of computer equipment and software. Purchases are stated at cost. Depreciation is recorded on the straight-line basis over the estimated useful life of three years for computer equipment. Maintenance and repair costs are expensed as incurred. Gains or losses on dispositions are reflected in income.

Website Costs
Costs incurred to develop and to enhance functionality of the Company's website are recorded in other assets on the balance sheet. These costs are amortized over its estimated useful life of three years. Amortization expense for the years ended December 31, 2018 and 2017 was $2,339 and $2,339, respectively.

Impairment of Long-Lived Assets
The Company follows Accounting Standards Codification ("ASC") 360, Accounting for Impairment or Disposal of Long-Lived Assets. ASC 360 requires that if events or changes in circumstances indicate that the carrying value of long-lived assets or asset groups may be impaired, an evaluation of recoverability would be performed by comparing the estimated future undiscounted cash flows associated with the asset to the asset's carrying value to determine if a write-down to market value would be required. Long-lived assets or asset groups that meet the criteria in ASC 360 as being held for sale are reflected at the lower of their carrying amount or fair market value, less costs to sell.

Advertising
The Company expenses the cost of advertising and promotions as incurred. For the years ended December 31, 2018 and 2017, advertising expense was $9,634 and $14,370, respectively.

Income Taxes
The Company is a limited liability company that has elected to be taxed under the partnership provisions of the Internal Revenue Code. Under these provisions, the members are taxed on their share of the Company's taxable income. The Company bears no liability or expense for income taxes, and none is reflected in these financial statements. Similar provisions apply for state income taxes. Tax years after 2014 remain subject to examination by federal and state taxing authorities.

Concentration of Credit Risk

Cash - The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Accounts Receivable and Sales – As of December 31, 2018 and 2017, one customer accounted for 23% and 15%, respectively, of accounts receivable. For the year ended December 31, 2018, one customer accounted for 10% of sales. There were no concentrations within sales for the year ended December 31, 2017. Management does not believe that the loss of this customer would have a material impact on the Company's financial position, results of operations and cash flows.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of December 31, 2018 and 2017:

	2018	2017
Computer equipment and software	$ 11,002	$ 11,002
Accumulated depreciation	(8,692)	(6,117)
	$ 2,310	$ 4,885

Depreciation expense was $2,575 and $2,575, respectively, for the years ended December 31, 2018 and 2107.

NOTE 4 – ADVANCES TO RELATED PARTIES

Beginning in 2015, the Company has advanced various amounts to its managing members and companies owned by the managing members with no stated interest rate. Advances are due on demand. The balances receivable at December 31, 2018 and 2017 totaled $22,251 and $38,046, respectively.

NOTE 5 – DUE TO RELATED PARTIES

Since the Company's inception, a member of the Company and a relative of the members of the Company have loaned money to the Company with no stated interest rate. The balance due as of December 31, 2018 and 2017 is $29,009 and $39,009, respectively. No interest expense was recorded on these balances during the years ended December 31, 2018 or 2017. Advances are due on demand.

NOTE 6 – NOTE PAYABLE

On June 21, 2017, the Company issued a bridge promissory note in the amount of $150,000, with interest accruing at 8% per annum that was set to mature on December 31, 2017. Interest of $12,000 and $6,000 related to this note is included in interest expense for the years ended December 31, 2018 and 2017. Accrued interest on the note total $18,000 and $6,000 as of December 31, 2018 and 2017, respectively. The entire principal and interest payments remain outstanding as of December 31, 2018, and the note is currently in default.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 8 – RELATED PARTY TRANSACTIONS

See Notes 4 and 5 for discussions of advances to related parties and due to related parties.

During the years ended December 31, 2018 and 2017, the Company made guaranteed payments to the managing members for their management services totaling $6,041 and $53,746, respectively, that is included in general and administrative expenses on the statement of operations and members' deficit.

The Company rents office space on a month-to-month basis from a Company owned by one of its members. Total related rent expense of $0 and $8,735 is recorded in general and administrative expenses for the years ended December 31, 2018 and 2017, respectively.

NOTE 9 – SUBSEQUENT EVENTS

Subsequent to December 31, 2018, the Company has advanced an additional $3,600 to related parties and received repayment of $2,000 of the amounts due from related parties.

The Company has evaluated subsequent events that occurred after December 31, 2018 through October 3, 2019, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C
PDF of SI Website





padlist

The smarter way to find and list pads

Disclaimer

This presentation contains offering materials prepared solely by Padlist with
of SI Securities, and not subject to FINRA Rule 2210. In addition, this present
forward-looking statements and information relating to, among other things
business plan and strategy, and its industry. These statements reflect man
views with respect to future events based information currently available
risks and uncertainties that could cause the company's actual results to
Investors are cautioned not to place undue reliance on these forward-look
they are meant for illustrative purposes and they do not represent guarantee
levels of activity, performance, or achievements, all of which cannot be m
person nor any other person or entity assumes responsibility for t
completeness of forward-looking statements, and is under no duty to
statements to conform them to actual results.

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Invest in Padlist

An online real estate database platform for renters and landlords.

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$1,000	$8,000,000	Preferred Equity
Minimum	Pre-Money valuation	Security Type

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Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Padlist is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Padlist without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- 85,000+ renter database with 200+ online reviews including an average 4.9-star rating on Google
- Signed agreements with 170+ multi-family buildings including 11 of the country's Top 25 largest apartment managers
- Co-Founders have a combined 30+ years of real estate, technology and marketing experience, including roles as Special Advisors to Kathy Ireland and cbdMD
- Notable Partner: Kathy Ireland (kathy ireland® Worldwide), which has $2.6B in annual sales and is 26th largest licensor in the world (2019)
- Notable Advisory Board: Kathy Ireland, Pierre Calzadilla (Trulia), DR Dwyer (Related Companies), and Matt McFee (BriteVerify)

Fundraise Highlights

- Total Round Size: US $2,000,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Preferred Equity
- Pre-Money Valuation: US $8,000,000
- Target Minimum Raise Amount: US $600,000
- Offering Type: Side by Side Offering

"The smarter way to find and list pads." By combining smart technology, data transparency and local experts, Padlist moves away from the static vibe of current real estate search platforms to connect landlords and renters faster and easier.

When the co-founders of Padlist were moving to a new city, it was a real challenge trying to learn the neighborhoods and find the perfect place at an ideal price. They realized an opportunity to capitalize on an underserved market. Today, they are looking to grow their current business by improving and speeding up the moving process with Padlist's smart technology.

Industry Problem

Renters and landlords need an easier and faster way to find each other. However, data is limited, images look different from reality, and renters lack access to local info and vendors that could help make their move more seamless.

Padlist Solution

Highlights
Overview
The Team
Term Sheet
Investor Perks
Market Landscape
Data Room
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FAQs
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Padlist connects renters and landlords easier and faster. Renters are empowered with options - they can work with a local expert, or use Padlist's AI and drone technology platform to match with homes online. Landlords receive lead value with qualified referral generation. Padlist creates additional revenue streams, and benefits communities, by connecting renters to local resources through an interactive data map and vendor lists.

Business Model

Industry rates are approx. $1000-$2500+/mo subscription fee. Padlist charges multi-family buildings (25+ units) a 3 tiered monthly subscription fee ($250 | $500 | $700). Plus, receives additional revenue streams: 1) Private Landlords: Free to list, pay premium to upgrade; 2) Renters: Application fee; 3) Affiliate + advertising revenue; 4) Not just a lead gen/advertising site, Padlist is also a data company.

















Gallery

Padlist

01:41

Public Overview Video.

Media Mentions



AMERICANINNO

The Team

Founders and Officers

Blake Van Leer

CEO



Blake's love for technology and marketing began as a teenager with online video game development, involving complex ecosystems, fictional-donation currency, economics and guerrilla marketing. For over 15 years, he has implemented, managed and held executive positions overseeing the marketing and technology departments of residential real estate and commercial land development companies. Blake's resume includes Special Advisor to Kathy Ireland® and cbdMD (NYSE American: YCBD) providing strategic planning on high level topics, partnerships, acquisitions and technology endeavors as well as Co-Founder and CEO of BLVD, a well-diversified creative and tech driven marketing company powered by AI and data analytics. Blake currently serves as CEO of Padlist, a national smart technology real estate platform.



Lindsay Van Leer

COO

Lindsay's passion to operate, organize and communicate has been the driving force behind successful roles in both executive leadership and business ownership over the years. Directly out of college, she co-founded her first real estate investment company, which expanded to offices in multiple states. With over 15 years experience in the real estate field, she co-founded Padlist, a national smart technology rental platform, to capitalize on an underserved market in the industry. She currently serves as its COO where she has had a hands-on role in its development from generating its first sale to designing and developing its robust custom CRM to support the sales and operations teams. Lindsay's resume includes Co-Founder and COO of BLVD, a marketing and technology company as well as Special Advisor to Kathy Ireland® and cbdMD (NYSE American: YCBD).

Key Team Members

Lucas Minissale   **Dawn Hamer**

Jen Gilmore   **Michael Schatz**

Notable Advisors & Investors

Kathy Ireland   **Matt McFee**

Pierre Calzadilla   **DR Dwyer**

Highlights

Overview

The Team

Term Sheet

Investor Perks

Market Landscape

Data Room

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Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $2,000,000
Minimum investment:	US $1,000
Target Minimum:	US $600,000

Key Terms

Security Type:	Preferred Equity
Share price:	US $6.11
Pre-money valuation:	US $8,000,000
Option pool:	12.6%
Is participating?:	False
Liquidation preference:	1.0x

Additional Terms

Custody of Shares	Investors who invest $50,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While Padlist has set an overall target minimum of US $600,000 for the round, Padlist must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Padlist's Form C.
Regulation CF cap:	While Padlist is offering up to US $2,000,000 worth of securities in its Seed, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised

● Technology   ● Operating / HR   ● Marketing
● Advertising

If Maximum Amount Is Raised

● Technology   ● Operating / HR   ● Marketing
● Advertising

Investor Perks

Early Birds ($5K+ before December 9, 2019) | 3 years free service featuring investor's private rental listing plus Padlist sweatshirt

$5,000-$9,999 | 1 year free service featuring investor's private rental listing plus Padlist hat and t-shirt

$10,000-$24,499 | 5 years free service featuring investor's private rental listing plus Padlist hat and t-shirt

$25,000-$49,999 | Free lifetime service featuring investor's private rental, plus Padlist drone, hat, t-shirt and sweatshirt

$50,000-$99,999 | Above, plus drone footage of investor's private rental; feature and interview on Padlist IGTV and Youtube Channel shared on Padlist social media

$100,000-$249,999 | Above, plus dinner with founding team in Charlotte (flight and accommodations not included), and bi-annual invitation to strategy calls with management

$250,000+ | Above, plus board observer seat and quarterly invitation to strategy calls with management. Additionally, an individual conference call with Kathy Ireland and her executive team to discuss Padlist and receive business advice on investor chosen topics.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

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Market Landscape

Market Industry & Size

Rental platform company acquisitions range from $13M-$3.5B. Padlist is targeting multi-family buildings (25+ units) because this market has an extensive budget and uses numerous (all relevant) advertising sites. CoStar (data conglomerate/potential exit) owns Apartments.com and 11 sites just like it. Their goal is to acquire more rental sites to collect more data and charge more subscriptions, not to consolidate into one company.

- **43M+:** Renter households nationwide (total available market according to nmhc.org)

- **206K:** Multi-family buildings (serviceable available market of 25+ units according to nmhc.org)

- **2K+:** Padlist's goal is to reach 1% multi-family building market share

Risks and Disclosures

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The online real estate market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company forecasts project aggressive growth post-raise. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan. In order to achieve near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. If that is the case, there is no guarantee that the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, then it may not be able to execute its business plan, its continued operations may be jeopardized and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company's expenses will significantly increase as they seek to execute their current business model. They will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company does not currently hold any intellectual property and they may not be able to obtain such intellectual property. Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company has not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from the pending applications. Finally, in addition to those who may claim priority, any patents that issue from the patent applications may also be challenged by competitors on the basis that they are otherwise invalid or unenforceable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Blake and Lindsay Van Leer. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of the Company's key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company's principal shareholders own voting control of the Company. The Company's current officers, directors, founders, and principal shareholders currently own a total of 950,000 shares of its Common Stock or 100% of the total issued and outstanding capital stock of the Company. The principal shareholders will own a majority of the Company's Common Stock following the Offering. These shareholders are able to exercise significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of the Company's common stock. This concentration of ownership may not be in the best interests of all shareholders.

The Company's founders and executive officers, Blake Van Leer and Lindsay Van Leer, are married. This could introduce unique risks, given the idiosyncrasies of interpersonal relationships. Interpersonal issues such as divorce or severe disruption in a familial relationship could disrupt the day-to-day operation of the business, and could negatively impact the financial position of the Company.

The Company does not have employment contracts in place with its employees. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if any employee were to leave Smart International Inc., the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into. The Company has confirmed that there are Non-Disclosure Agreements in place.

The Company's cash position is relatively weak. The Company currently has roughly $13,968.96 in cash balances as of October 31, 2019. This equates to about 3 months of runway post-raise. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company has conducted related party transactions. Beginning in 2015, the Company has advanced various amounts to its managing members and companies owned by the managing members with no stated interest rate. Advances are due on demand. The balances receivable at December 31, 2018 and 2017 totaled $22,251 and $38,046, respectively. Since the Company's inception, a member of the Company and a relative of the members of the Company have loaned money to the Company with no stated interest rate. The balance due as of December 31, 2018 and 2017 is $29,009 and $39,009, respectively. No interest expense was recorded on these balances during the years ended December 31, 2018 or 2017. Advances are due on demand.

During the years ended December 31, 2018 and 2017, the Company made guaranteed payments to the managing members for their management services totaling $6,041 and $53,746, respectively, that is included in general and administrative expenses on the statement of operations and members' deficit.

The Company rents office space on a month-to-month basis from a Company owned by one of its members. Total related rent expense of $0 and $8,735 is recorded in general and administrative expenses for the years ended December 31, 2018 and 2017, respectively.

Subsequent to December 31, 2018, the Company has advanced an additional $3,600 to related parties and received repayment of $2,000 of the amounts due from related parties. The Company has evaluated subsequent events that occurred after December 31, 2018 through October 3, 2019, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

Highlights

Overview

The Team

Term Sheet

Investor Perks

Market Landscape

Data Room

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❓ FAQs

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The Company has not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The company is subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Data Room

Join the Conversation

Be the first to post a comment or question about .

For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

Highlights

Overview

The Team

Term Sheet

Investor Perks

Market Landscape

Data Room

💬 0 comments

❓ FAQs

✉ SeedInvest

What is Rule 506(c) under Regulation D?

Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?

Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Padlist

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Padlist. Once Padlist accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Padlist in exchange for your securities. At that point, you will be a proud owner in Padlist.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Padlist has set a minimum investment amount of US $1,000.

Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Padlist does not plan to list these securities on a national exchange or another secondary market. At some point Padlist may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Padlist either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Padlist's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Padlist's Form C. The Form C includes important details about Padlist's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D
Investor Deck



padlist

The smarter way to find and list pads

Disclaimer

This presentation contains offering materials prepared solely by Padlist without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Team

Executives

Blake Van Leer
Co-Founder + CEO

Co-Founder/CEO at Padlist;
Special Advisor to Kathy Ireland

Lindsay Van Leer
Co-Founder + COO

Co-Founder/COO at Padlist;
Multi-State Real Estate Broker;
Special Advisor to Kathy Ireland

Lucas Minissale
Technology Director

Software Engineer at Sonru;
Former CTO at Sembly;
Senior Developer at Globant

Board of Advisors

Kathy Ireland
kathy ireland® Worldwide

kathy ireland® Worldwide
($2.6B in retail sales,
26th largest licesnsor in the world)

DR Dwyer
Related Companies

VP, Head of Marketing
at Related Companies

Pierre Calzadilla
Trulia

Former Sales & Marketing Leader at Trulia
(16 years in PropTech
& several successful startups)

Matt McFee
BriteVerify

Founding Partner
at BriteVerify

Industry Problem

The Search
Renters and landlords need an easier and faster way to find each other

The Results
Data is limited and images look different from reality

The Resources
Renters lack access to local info and vendors to move in seamlessly

padlist

Padlist Solution

Connecting landlords to renters easier and faster.



Renters

Experience & match with homes with local experts, AI & drones



Landlords

Receive lead value with qualified referral generation



Community

Connect renters to local resources with interactive data map & vendor list

padlist

The Product for Renters

padlist

Renters Answer Questions

Quickly match with homes using AI or local experts

(***Competition:*** *"Rolodex" of highest paying advertisers*)



padlist

Explore Neighborhoods

Narrow matches with a local lifestyle data map

(***Competition:*** *Renters leave their platform to find this info*)


Heatmaps: On
TRANSPORT
Pedestrian Friendly
Transit friendly
Car friendly
ACCESS TO SERVICES
Grocery store
Elementary schools
High schools
Daycares
Restaurants
Coffee shops
Shopping
CHARACTER
Quiet
Vibrancy
Powered by LOCAL LOGIC
Plan
Satellite
Laval
Montréal
Longueuil
Boucherville
Brossard
Pointe-Claire
Dorval
Westmount
Saint-Lambert
Kahnawake
Données cartographiques ©2018 Google
Conditions d'utilisation


padlist
Search Rentals / Enter City or Zip
LIST
LOG IN
SIGN UP
Restaurants 10
Transit friendly 9
Near rapid transit and frequent bus lines.
Bus
Rapid transit
46 1 min
55 363 4 min
160 5 min
30 47 361 8 min
High Schools 9
Shopping 9
Elementary Schools 8
Station Rosemont
MILE-END
LE PLATEAU-MONT-ROYA
LAURIER
Données cartographiques ©2018 Google
Conditions d'utilisation
Signaler une erreur cartographique

Virtually Tour

Save time by touring neighborhoods and homes online with realistic drone views & 3D technology

(*Competition: Exhausting/disappointing in-person tours from misleading online photo galleries & neighborhood views*)





Contact Landlords

Schedule onsite tours or apply sight unseen with confidence through the platform or locator

(***Competition:*** *Landlords receive unqualified lead inquiries instead of qualified applicants*)


padlist
Schedule Tour
Name
Email
Phone
Preview and customize message
Send
Price and Availability
1 Bed
Unit One Bedroom, One Bath
1 Bath
680 - 690 sqft
2 units available
$1,350 - $1,545

padlist

Moving Resources

Access local vendor and resource lists to move in seamlessly, e.g., insurance, utilities, movers, coupons

(***Competition:*** *Renters leave their platform to find this info*)


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May 21, 2019
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Interior Design Ideas for Modern Homes
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A Renters Guide to Atlanta, Georgia
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Live in Style in Alexandria, VA
Notch 8 Step into a new neighborhood of luxury at Notch 8. This stylish community offers generous floor plans with high-end fixtures, 9-foot ceilings and gorgeous hardwood floors.

The Product for Landlords

Add Listings (API)

Receive Qualified Leads



Analyze Results & Insights



padlist

Market Size

43M+
Renter Households Nationwide[1]
Total Available Market

206K
Multi-Family Buildings[*2]
Serviceable Available Market
*25+ Units

2K+
Multi-Family Buildings on Padlist
1% Share of Available Market

[1]nmhc.org   [2]nmhc.org

padlist

Business Model

We charge landlords a tiered subscription fee starting at $250/mo plus affiliate & advertising revenue

2K+
Padlist Multi-Family Buildings
1% of Available Market

$250
Starting* Monthly Fee
Per multi-family** building listing

$9M
Revenue ***
Projected by 2022

*Technology package upgrades available

**25+ units

***Revenue is based on lowest subscription fee plus additional services

padlist



POLITICIANS ON SALE • A NEW WAY TO RETIRE TAX FREE
FEBRUARY 27 • 2012 EDITION
Forbes
SUPERMODEL
SUPERMOGUL
KATHY IRELAND OUTSELLS MARTHA STEWART—AND SHE'S RICHER, TOO.
THE STRANGE BUT TRUE TRIUMPH OF A SWIMSUIT ICON.

padlist

Powered by *kathy ireland*® Worldwide

The Kathy Ireland advisory and ambassadorship relationship provides access to a preferred global network, media exposure and affiliate resources to offer Padlist instant brand validation, ecosystem and growth.



$2.6B
Annual Sales[1]

26th
Largest Licensor In the World[2]

65,000
Retail Doors In 50 Countries

[1] *According to Forbes* [2] *According to License Global*



Market Strategy & Adoption

Partnerships
Syndication + Relationships

- Kathy Ireland ($2.6B sales)
- DC local expert network
- Insurance partner
- ILS (Internet Listing Services)
- Property management software (RealPage, Yardi, MRI)
- University off-campus housing
- Facebook Marketplace

Marketing
Digital + Onsite

- National Apartment Association Expo (10K professionals)
- Major city apartment association tradeshows
- Major city job fairs
- Influencer marketing (10M+ reach)
- Affiliate programs
- Youtube TV channel

Network
Social Sharing

- Feature to share drone videos to Youtube and social media

padlist

padlist

Market Validation

Apartments.com*

17M	1M	5B	$585M
Visitors per mo.	Advertised property units	Ad impressions	Acquisition



[1]

zumper*

8M	10K	4.4M	$90M
Visitors per mo.	Advertised multi-family buildings	Leads per mo.	Fundraise



[2]

*All Major Cities [1]apartments.com [2]zumper.com



padlist

Market Acquisitions

trulia
$3.5B
All Major Cities
Zillow



Apartments.com
$585M
All Major Cities
CoStar

rent.com
$415M
All Major Cities
eBay

ApartmentFinder
$170M
All Major Cities
CoStar







StreetEasy
$50M
NYC
Zillow







RentJuice
$40M
All Major Cities
Zillow



hotpads
$16M
Multi-City
Zillow

lovely
$13M
Multi-City
RentPath

naked apartments
$13M
NYC
Zillow

Competition

	padlist	Apartments.com™	zumper	StreetEasy
Financial	Raising Funds	$585M Acquisition	$90M Fundraise	$50M Acquisition
Portfolio	National	National	National	NYC
Search Tools	Interactive Map + Local Data + Local Lifestyle Data + Neighborhood Drone View + Property Drone View	Interactive Map + Local Data	Interactive Map	Interactive Map
Search Results	Sortable List View + AI Matchmaking	Sortable List View	Sortable List View	Sortable List View
Property Listing	Full Property Details + 3D Tour + HD Video Tour + Drone Tour	Partial Property Details + 3D Tour + HD Video Tour	Partial Property Details	Partial Property Details
Resources	City Guides +Tenant Screening + Local Experts (National) + Move-In/Out & Welcome Home Kits (Affiliates: Insurance, Movers, Truck Rental, Utility, etc.)	City Guides + Local Locator (1 City)	City Guides +Tenant Screening + Local Experts (Multi-City)	City Guides

Competitive Advantage

Innovative Tech

Introducing ILS smart technology via AI, drones & localization

Affordable Marketing

Enabling landlords the ability to enhance marketing & increase ROI

Transparency

Empowering renters with data and visual experiences

Qualified Leads

Offering landlords value vs volume lead generation

Convenience

Speeding the rental process with tools to make decisions online

Lifetime Customers

Providing renter resources before, during & after the move

padlist

padlist

Risk Mitigation

	ILS Network	Extensive Budget	Lead Volume
Risk	Costar owns Apartments.com, which owns eleven ILS sites offering extensive reach.	Apartments.com launched a $100M ad campaign including Superbowl and brand ambassador Jeff Goldblum.	Apartments.com delivers significant lead volume to justify its expensive subscription fee.
	ILS Consolidation	**Strategic Budget**	**Lead Value**
Mitigation	Padlist offers *one* site instead of eleven to help renters and landlords find each other easier and faster.	Padlist implements creative, organic, cost-effective reach to achieve virality (i.e. shareable video content, influencer marketing). Partner is Kathy Ireland.	Padlist reduces lead volume in exchange for lead value to justify its affordable platform.









Use of Proceeds



Technology	35%
Operating/HR	35%
Marketing	15%
Advertising	15%

padlist

Timeline


$9M
$2M
$500K
2019
Padlist Website, Local Expert Team & CLT Market
Q4
CLT Market, +Fundraise +Sales +Marketing +Advertising
2020
CLT & ATL Market +AI +Drones +3D +Localization
2021
CLT, ATL, MIA Markets
2022
SE + National Market Expansion

Disclaimer: These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Future Revenue Channels

Padlist will expand beyond rentals to include new real estate opportunities



Residential
Real Estate



Commercial
Real Estate



Licensed IP
3rd Parties

padlist

Co-Founders

Blake Van Leer



Blake's love for technology and marketing began as a teenager with online video game development, involving complex ecosystems, fictional-donation currency, economics and guerrilla marketing. For over 15 years, he has implemented, managed and held executive positions overseeing the marketing and technology departments of residential real estate and commercial land development companies. Blake's resume includes Special Advisor to Kathy Ireland® and cbdMD (NYSE American: YCBD) providing strategic planning on high level topics, partnerships, acquisitions and technology endeavors as well as Co-Founder and CEO of BLVD, a well-diversified creative and tech driven marketing company powered by AI and data analytics. Blake currently serves as CEO of Padlist, a national smart technology real estate platform.

Lindsay Van Leer



Lindsay's passion to operate, organize and communicate has been the driving force behind successful roles in both executive leadership and business ownership over the years. Directly out of college, she co-founded her first real estate investment company, which expanded to offices in multiple states. With over 15 years experience in the real estate field, she co-founded Padlist, a national smart technology rental platform, to capitalize on an underserved market in the industry. She currently serves as its COO where she has had a hands-on role in its development from generating its first sale to designing and developing its robust custom CRM to support the sales and operations teams. Lindsay's resume includes Co-Founder and COO of BLVD, a marketing and technology company as well as Special Advisor to Kathy Ireland® and cbdMD (NYSE American: YCBD).


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padlist

www.padlist.com

EXHIBIT E
Video Transcript

Exhibit E: Padlist Video Transcript

Padlist
https://vimeo.com/367460654

[On Screen]:
Padlist
Kathy Ireland
Chair, CEO and Chief Designer kathy ireland® worldwide

Kathy Ireland:
Hi this is Kathy Ireland. As Chief Editor, Advisor, and ambassador for Padlist, it is my pleasure to announce this exciting new partnership.

Our company at kathy ireland® worldwide is working in concert with the leadership team at Padlist to bring our global brand building, real estate, and home industry expertise to the Padlist platform – providing a quick and convenient way for renters and landlords to communicate.

At Padlist, we share individualized options, specific to your needs. Renters are empowered by choice with the ability to work with live, local experts or utilize Padlist's AI and drone technology platform to find their match online.

As a result, properties receive lead value – not just lead volume. Through interactive data maps and vendor lists, Padlist also connects renters to local resources that benefit their community and support small businesses.

Unlike any other rental site, Padlist brings a solution to the number problem for both renters and landlords in one single platform.

We appreciate you watching and learning about this wonderful, innovative platform and we're thrilled to share a special thank you to Padlist, with a warm welcome home.